UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

February 18, 2015

Commission File Number 1-14712

ORANGE

(Translation of registrant’s name into English)

78, rue Olivier de Serres
75015 Paris, France

(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F	Form 40- F

Indicate by check mark if the Registrant is submitting the

Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No

Indicate by check mark if the Registrant is submitting the

Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No

Indicate by check mark whether the Registrant, by furnishing the information contained in this Form, is also thereby furnishing the information to the

Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes	No

(If “Yes” is marked, indicate below the file number assigned to the

Registrant in connection with Rule 12g3-2(b): 82- )

press release
Paris, 17 February 2015

Orange achieves all its 2014 targets

Very good commercial performance throughout the Group

  Restated EBITDA was 12.190 billion euros in 2014 and the ratio of restated EBITDA to revenues was stable at 30.9% after falling 1.0 percentage point in 2013 on a comparable basis. This performance is in line with the 2014 targets of restated EBITDA between 12.0 and 12.5 billion euros and a stabilized EBITDA ratio. The reduction in operating costs (707 million euros, -2.5%) offset 69% of the decline in revenues, versus 48% in 2013. Over the past three years, the Group’s cost basis has fallen by 1.729 billion euros, providing the Group significant room to manoeuvre for its future development.

  Revenues were 39.445 billion euros in 2014, a decrease of 2.5% on a comparable basis, following a decline of 4.5% in 2013. Excluding the impact of regulatory measures, the decline was limited to 1.6% in 2014, after a decrease of 2.6% in 2013. In the 4th quarter of 2014, revenues were stable (excluding the impact of regulatory measures), after declining 2.2% in the first nine months of the year. The improvement mainly concerned mobile services in France, Spain and Belgium, while Africa and the Middle East continued their steady growth. Added to this was the increase in mobile equipment sales, led by France and Spain.

  CAPEX (5.636 billion euros in 2014) increased 1.3% on a comparable basis and represented 14.3% of revenues. Investments in very high-speed fixed and mobile broadband grew strongly (+41%), primarily in Europe and in particular in France. Investments in mobile networks in Africa and the Middle East were significant, rising 22% to support rapid business growth. This level of CAPEX also allowed Orange to differentiate itself further for the quality of its services.

  Commercial activity continued to be very dynamic in the 4th quarter, led by very high-speed fixed and mobile broadband services in Europe. France had +256,000 net mobile contract sales1 in the 4th quarter: premium offers (Open and Origami) represented 61% of the customer base for consumer contracts at 31 December 2014; fixed broadband, with 95,000 net additions, had a market share of net additions estimated at 35% in the 4th quarter; 4G mobile had 3.7 million customers and fibre had 563,000 customers at 31 December 2014.

  In Spain, 4G mobile rose sharply with +491,000 net additions in the 4th quarter and 2.3 million customers at 31 December 2014; fixed broadband recorded 72,000 net additions in the 4th quarter, including +27,000 fibre customers. In Poland, net mobile contract sales1 were 107,000 in the 4th quarter and 4G mobile had 613,000 customers at 31 December 2014. In Africa and the Middle East, growth of the mobile customer base was particularly strong, with 4.4 million net additions in the 4th quarter (on a comparable basis), and 12.6 million Orange Money customers at 31 December 2014 (+51% year on year). In the Enterprise segment, revenues from the Cloud and security solutions grew 11% and 37% respectively in the 4th quarter.

  Net income was 1.225 billion euros in 2014, down 908 million euros in relation to 2013, principally due to the impact of specific items unrelated to operating performance. Most of these items reflect a policy of proactive adaptation to prepare for the future. The Group’s share of net income was 925 million euros in 2014.

  Net debt fell 4.636 billion euros in 2014 to 26.090 billion euros at 31 December 2014. In addition to the decrease of 1.822 billion euros related to operations and asset disposals was the favourable impact of the hybrid bond issue2 undertaken by the Group at the beginning of the year for 2.745 billion euros. The hybrid bond issue in October 2014 (3.0 billion euros) connected with the public offer for Jazztel was offset by the pledge of monetary instruments for 2.9 billion euros as part of the surety required for this takeover bid. The restated ratio of net debt to EBITDA was 2.09x at 31 December 2014, versus 2.37x at 31 December 2013, in line with the objective of a ratio closer to 2x at the end of 2014.

1 Excluding machine-to-machine contracts.
2 Subordinated notes recognized as consolidated equity in accordance with IFRS.

  Outlook for 2015:

  Orange anticipates a restated EBITDA of between 11.9 and 12.1 billion euros for 2015. This objective will be supported by continuing work on the Group’s cost structure.
  Financial policy of the Group:
    -maintain the objective of a restated ratio of net debt to EBITDA of around 2x over the medium term to preserve Orange’s financial strength and investment capacity;
    -the Group has already announced its plans regarding EE and Jazztel, and continues to pursue a selective development and portfolio management policy concentrating on markets in which it is already present;
    -payment of a dividend of 0.60 euros per share for 20153. An interim dividend for 2015 of 0.20 euros per share should be paid by the end of the year;
    -in addition, the Group confirms the payment of a dividend of 0.60 euros per share for 20143. An interim payment of 0.20 euros was made in December 2014; the balance of 0.40 euros per share will be paid on June 104.

Commenting on the publication of the 2014 results, Orange Group Chairman and CEO Stéphane Richard stated:

“These results bear witness to Orange's substantial strength and the commitment of our teams. While the competitive pressure remained very high in 2014 in all of our markets, our commercial performance was excellent and we achieved all of our financial targets. We succeeded in stabilizing our restated EBITDA ratio thanks to our commercial performance coupled with our ongoing cost reduction efforts. Our strategy of differentiation through investment in very high-speed broadband and the quality of our networks and services has paid off, particularly in France, where fibre and 4G attracted many customers. We have also reduced our cost basis by more than 1.7 billion euros in three years.

At the same time, we continued to optimize our international footprint as part of a strategy of selective M&A. In Spain, a market which is moving massively towards fixed and mobile convergence, the acquisition of Jazztel will allow us to create the second fixed broadband operator and one of the most dynamic players in mobile. In the United Kingdom, our agreement with BT for the sale of EE values our success in creating the country’s leading mobile operator with Deutsche Telekom.

These results confirm our strategic choices and give us the means to pursue our investments, in particular in very high-speed broadband networks, so that we can strengthen our leadership even more. I’ll return to all of these points in more detail on March 17th when we present our new strategic plan up to 2020.”

3 Subject to the approval of the Annual General Meeting of shareholders.
4 The ex-dividend date is set at 8 June 2015 and the record date at 9 June 2015.

key figures

  full year data

	2014	2013	2013	change	change	change
In millions of euros		comparable basis	historical basis	comparable basis	excluding regulatory measures	historical basis***

Revenues	39,445	40,469	40,981	(2.5)%	(1.6)%	(3.7)%
Of which :
France	19,304	20,008	20,018	(3.5)%	(3.2)%	(3.6)%
Spain	3,876	4,052	4,052	(4.4)%	(1.8)%	(4.4)%
Poland	2,918	3,055	3,079	(4.5)%	(2.5)%	(5.2)%
Rest of World	7,374	7,368	7,792	0.1%	2.0%	(5.4)%
Enterprise	6,299	6,448	6,513	(2.3)%	(2.3)%	(3.3)%
International Carriers and Shared Services	1,814	1,770	1,702	2.5%	2.5%	6.6%
Eliminations	(2,140)	(2,232)	(2,175)	-	-	-
Restated EBITDA*	12,190	12,507	12,649	(2.5)%	(1.5)%	(3.6)%
As % of revenues	30.9%	30.9%	30.9%	(0.0) pt	0.0 pt	0.0 pt
Of which :
France	6,991	7,117	7,130	(1.8)%	(1.4)%	(2.0)%
Spain	958	1,039	1,038	(7.8)%	(4.7)%	(7.8)%
Poland	921	964	972	(4.5)%	(2.7)%	(5.3)%
Rest of World	2,326	2,312	2,456	0.6%	2.9%	(5.3)%
Enterprise	990	1,045	1,033	(5.3)%	(5.3)%	(4.1)%
International Carriers and Shared Services	4	31	19	(87.9)%	(87.9)%	(80.9)%
Operating Income	4,571	5,214	5,333	(12.3)%		(14.3)%
Net income	1,225		2,133			(42.6)%
Net income attributable to equity owners of the Group	925		1,873			(50.6)%
CAPEX (excluding licences)	5,636	5,563	5,631	1.3%		0.1%
As % of revenues	14.3%	13.7%	13.7%	0.5 pt		0.5 pt

		31 December 2014	31 December 2013

Net financial debt		26,090	30,726
Restated ratio** of net financial debt / EBITDA		2.09x	2.37x

* EBITDA restatements are described in appendix 5.
** The method of calculating the restated ratio of net financial debt to EBITDA is described in appendix 4.
*** On an historical basis, 2014 revenues declined 3.7% compared with 2013, which included the impact of changes in consolidation scope
(-1.0 percentage point), chiefly with the disposal of Orange Dominicana on 9 April 2014, Etrali on 3 June 2013 and Wirtualna Polska on 13 February 2014, as well as the impact of foreign exchange (-0.2 percentage points), in particular with the decline of the Egyptian pound, the Moldavian leu, the Russian rouble and the US dollar.

  quarterly data

	4rth quarter	4rth quarter	4rth quarter	change comparable	change excluding	change historical
	2014	2013	2013	basis	regulatory	basis
In millions of euros		comparable basis	historical basis		measures

Revenues	10,049	10,114	10,216	(0.6)%	(0.0)%	(1.6)%
Of which :
France	4,865	4,951	4,954	(1.8)%	(1.5)%	(1.8)%
Spain	979	992	992	(1.2)%	(0.5)%	(1.2)%
Poland	733	739	755	(0.8)%	(0.1)%	(2.9)%
Rest of World	1,905	1,874	1,971	1.7%	3.8%	(3.4)%
Enterprise	1,635	1,672	1,658	(2.2)%	(2.2)%	(1.4)%
International Carriers and Shared Services	474	441	428	7.4%	7.4%	10.6%
Eliminations	(543)	(555)	(542)	-	-	-
Restated EBITDA*	2,805	2,824	2,867	(0.7)%	0.4%	(2.2)%
As % of revenues	27.9%	27.9%	28.1%	(0.0)pt	0.1 pt	(0.1)pt
CAPEX (excluding licences)	1,828	1,861	1,882	(1.8)%		(2.9)%
As % of revenues	18.2%	18.4%	18.4%	(0.2)pt		(0.2)pt

* EBITDA restatements are described in appendix 5.

*

* *

The Board of Directors of Orange SA met on 16 February 2015 and examined the Group's financial statements.

The Group’s statutory auditors audited these financial statements, and the audit reports pertaining to their certification are in the process of being issued.

More detailed information is available on the Orange website:

www.orange.com

comments on key Group figures

revenues

Revenues for the Orange Group were 39.445 billion euros in 2014, a decrease of 2.5% on a comparable basis after declining 4.5% in 2013. Excluding the impact of regulatory measures (-364 million euros), revenues were down 1.6% in 2014, after falling 2.6% in 2013.

In the 4th quarter of 2014, the decline in Group revenues was limited to 0.6% after falling 2.3% in the 3rd quarter and 3.6% in the 1st half. Excluding the impact of regulatory measures (-64 million euros), revenues were stable compared with the 4th quarter of 2013, after a decrease of 1.4% in the 3rd quarter and 2.6% in the 1st half:

  in France, the revenue decline was limited to 1.5% in the 4th quarter, after falling 2.6% in the 3rd quarter and 4.4% in the 1st half. The gradual improvement in mobile services (-4.5% after falling 6.1% in the 3rd quarter and 8.9% in the 1st half) was in addition to the rebound in mobile equipment sales in the 4th quarter;

  in Spain, the revenue trend improved considerably with a 0.5% decline in the 4th quarter after decreasing 5.0% in the 3rd quarter. The decline in mobile services slowed (-7.3%, after falling 10.2%) and mobile equipment sales recovered while the increase in fixed broadband services remained strong (+16.3% in the 4th quarter);
  in Poland, revenues were relatively stable in the 4th quarter (-0.1%), after falling 2.8% in the 3rd quarter and 3.6% in the 1st half. The increase in mobile equipment sales and ICT revenues offset the decline in mobile services related to price decreases and to the growth of SIM-only offers;
  in the rest of Europe, mobile services showed marked improvement in the 4th quarter, with a 0.5% increase versus a decrease of 1.0% in the 3rd quarter and of 3.6% in the 1st half, reflecting the favourable trend in Belgium and Slovakia;
  in Africa and the Middle East, growth continued to be very strong (+7.9% in the 4th quarter after rising 7.2% in the first nine months of the year), led by Côte d’Ivoire, Guinea, Egypt, Mali and the Congo;
  in the Enterprise segment, the 4th quarter was down 2.2%, in line with the trend for the year (-2.3%), confirming the improvement in relation to 2013 (-5.3%). In particular, IT and integration services were up 4.9% in 2014, compared to a decline of 3.6% in 2013.

customer base growth

There were 185.3 million mobile services customers at 31 December 2014, an increase of 6.5% year on year (+11.3 million net additions) on a comparable basis. In particular, Africa and the Middle East had 97.5 million customers at 31 December 2014, an increase of 11.9% on a comparable basis (+10.4 million net additions). Orange Money had 12.6 million customers at that same date (+51% year on year).

In France, mobile contracts (22.0 million customers) rose 5.8% and represented 81% of the total mobile customer base at 31 December 2014. In other European countries, mobile contracts (35.5 million customers at 31 December 2014) grew 5.0% year on year on a comparable basis, and represented 58.4% of the mobile customer base at 31 December 2014 (+2.2 percentage points in one year). The increase in contracts principally related to Poland, Spain the United Kingdom, Romania, Belgium and Slovakia.

There were 16.0 million fixed broadband customers at 31 December 2014, an increase of 3.5% year on year with +546,000 net additions, including +273,000 in Spain and +245,000 in France. Fixed broadband subscribers included 691,000 fibre subscribers at 31 December 2014.

restated EBITDA

Restated EBITDA was 12.190 billion euros in 2014, a decrease of 2.5% on a comparable basis. The restated EBITDA ratio was stable at 30.9% compared with 2013. The significant reduction in operating costs (707 million euros for the year) offset 69% of the decrease in revenues.

Direct costs fell 204 million euros. About half of this reduction concerns interconnection costs with the decrease in regulated call termination fees. Commercial costs were down sharply, in particular due to lower commissions related to the streamlining of distribution channels.

Indirect costs fell 503 million euros. Labour expenses (restated) decreased 2.9% (254 million euros), with the average number of employees declining 3.8% on a comparable basis (151,638 full-time equivalents in 2014 versus 157,580 in 2013). Other indirect costs fell 249 million euros: reductions achieved in overheads, advertising, property expenses and IT expenses were partially offset by increased taxes in some countries in Africa and the Middle East and in Belgium.

In the 4th quarter of 2014, restated EBITDA (2.805 billion euros) was slightly down, declining 0.7% on a comparable basis, while the restated EBITDA ratio (27.9%) remained stable compared with the previous year for the fourth consecutive quarter.

operating income

The Group had operating income of 4.571 billion euros in 2014, a decrease of 762 million euros on an historical basis. On a comparable basis, operating income was down 643 million euros. This was principally due to the impact of specific items unrelated to the operating performance. Most of these items5 reflect a policy of proactive adaptation to prepare for the future. Added to this was the increase in amortization and depreciation (-64 million euros).

These items were partially offset by the decrease in goodwill impairment (283 million euros), the decrease in asset impairment (30 million euros), and the 16 million-euro improvement in the share of income from associates.

net income

The Orange Group had consolidated net income of 1.225 billion euros in 2014, compared with 2.133 billion euros in 2013 (on an historical basis). The decrease of 908 million euros was due to the decline in operating income
(-762 million euros), the increase in corporate tax (-168 million euros) and the decrease in net income from operations that have been or are being discontinued (-90 million euros). These items were partially offset by the improvement in net financial income (+112 million euros), reflecting the lower cost of debt. The Group’s share of net income was 925 million euros in 2014, versus 1.873 billion euros in 2013.

CAPEX

CAPEX was 5.636 billion euros in 2014, an increase of 1.3% in relation to the previous year on a comparable basis. The ratio of CAPEX to revenues was 14.3%, a 0.5 percentage-point increase compared with 2013. Investments in the networks represented 59% of the Group’s CAPEX in 2014, up 3.1% compared with 2013. Investments in very high-speed 4G mobile and fibre grew strongly, partially offset by the completion of key 3G mobile network replacement programmes in Europe.

4G mobile covered 74% of the population in France, 70% in Spain, 61% in Poland, 88% in Belgium and 62% in Romania at 31 December 2014. In addition, 4G+, which further improves the customer experience, has already been deployed in France in the centres of 15 major cities, including Paris.

Deployment of fibre intensified in France, with 3.642 million households with connectivity at 31 December 2014, an increase of 1.069 million households with connectivity in one year (+42%). In Spain, deployment of the fibre network in partnership with Vodafone continued, with 830,000 households with connectivity at 31 December 2014. In Poland, 78,000 households at pilot sites had fibre connectivity, in preparation for the 2015 investment programmes.

Investments in Africa and the Middle East also increased strongly, particularly in Egypt, Cameroon, Guinea and Niger, to support the rapid growth of mobile services.

net financial debt

The Orange Group had net financial debt of 26.090 billion euros at 31 December 2014, a reduction of 4.636 billion euros in relation to net financial debt at 31 December 2013. The restated ratio of net financial debt to EBITDA was 2.09x at 31 December 2014 versus 2.37x at 31 December 2013. The components of the change in net financial debt in 2014 are presented in appendix 4.

changes to portfolio of operations

Orange Polska finalized the disposal of 100% of its subsidiary Wirtualna Polska in Poland on 13 February 2014, and the Group finalized the disposal of 100% of Orange Dominicana (Dominican Republic) on 9 April 2014. Income before tax from the disposal of Orange Dominicana was 280 million euros at 31 December 2014, and the net amount received (after capital gains tax) was 771 million euros on that same date. In November 2014, in accordance with the agreement signed in May 2014, Orange sold its 95.4% interest in Orange Uganda, the telecommunications operator in Uganda, to Africell Holding.

In September 2014, Orange announced the launch of a public offer for 100% of the share capital of Jazztel, a publicly traded company in Spain. The purchase price for 100% of Jazztel’s capital is expected to be 3.4 billion euros.

Orange and Deutsche Telekom signed an agreement with BT Group on 5 February 2015 for the sale of all their shares in EE (joint venture in the United Kingdom).

5 In particular the Part Time for Seniors plan, the restructuring of property in France and the total settlement of certain disputes in France and at the Group level.

review by operating segment

France

In millions of euros	period ended 31 December
	2014	2013	2013	14/13	14/13
		comparable basis	historical basis	comparable basis	historical basis
Revenues	19,304	20,008	20,018	(3.5)%	(3.6)%
Restated EBITDA	6,991	7,117	7,130	(1.8)%	(2.0)%
Restated EBITDA / Revenues	36.2%	35.6%	35.6%	0	0
CAPEX	2,799	2,837	2,833	(1.3)%	(1.2)%
CAPEX / Revenues	14.5%	14.2%	14.1%

Revenues in France confirmed the gradual improvement in the trend observed since the beginning of the year, with the decline limited to 1.5% in the 4th quarter of 2014 after a decrease of 2.6% in the 3rd quarter and 4.4% in the 1st half (on a comparable basis and excluding the impact of regulatory measures). This improvement reflects the favourable trend in mobile services and the stronger growth of mobile equipment sales in the 4th quarter (+24.7%, after rising 14.6% in the 3rd quarter), led by the success of high-end smartphones.

Mobile services improved significantly in the 4th quarter of 2014, with the decline limited to 4.5% after a decrease of 6.1% in the 3rd quarter and 8.9% in the 1st half (excluding the impact of regulatory measures). The impact of price reductions related to the overhaul of the Sosh, Open and Origami segmented offers in 2012 and 2013 is gradually lessening. Commercial momentum remained particularly strong with net contract sales6 rising 256,000 in the 4th quarter of 2014 after an increase of 219,000 in the 3rd quarter, led both by the premium offers (Origami and Open), which represented 61% of the consumer contracts at 31 December 2014 (+3.5 percentage points year on year), and by the Sosh online offer (2.459 million customers on that same date), up 32.6% year on year. A growing share of consumer contracts were for SIM-only offers, which represented 34.7% of the consumer contracts at 31 December 2014 versus 24.5% a year ago. In all, the contract customer base (21.961 million customers at 31 December 2014) rose 5.8% year on year. There were a total of 3.7 million 4G customers at 31 December 2014, an increase of 1.0 million in three months.

Fixed services recorded a decrease of 1.0% in the 4th quarter of 2014, excluding the impact of regulatory measures. The downward trend of traditional telephony (-13.2% in the 4th quarter of 2014) was largely offset by the growth of services to carriers (+6.2%) linked to the growth of telephone line unbundling and to the development of co-financed fibre. At the same time, fixed broadband was up 0.5% in the 4th quarter. The fixed broadband customer base (10.354 million subscribers at 31 December 2014) rose +2.4% year on year. It included 563,000 fibre subscribers at that date, compared with 319,000 one year earlier (+76.5%). The convergent offers (Open, Open Pro and Sosh+Livebox) represented 45% of the fixed broadband customer base at 31 December 2014, compared with 36.5% one year earlier.

Restated EBITDA in France (6.991 billion euros in 2014) decreased 1.8% on a comparable basis, while the restated EBITDA ratio (36.2%) improved by 0.6 percentage points compared with 2013. Particularly strong efforts to reduce the cost basis, which fell by 578 million euros, offset 82% of the reduction in annual revenues. Indirect costs (labour expenses, property expenses and overheads) were down by 464 million euros, and direct costs (mainly commercial costs) fell by 114 million euros.

CAPEX in France (2.799 billion euros in 2014) remained very strong, with the ratio of investment to revenues of 14.5%, as compared with 14.2% in 2013 on a comparable basis. There were 6,922 active very high-speed 4G mobile broadband sites at 31 December 2014 covering 74% of the population, versus 50% a year ago. Moreover, 4G+ has been deployed in the centres of 15 major cities, including Paris. In very high-speed fixed broadband, there were 3.642 million households with fibre connectivity at 31 December 2014, an increase of 42% (+1.069 million) year on year.

6 Excluding machine-to-machine contracts.

Spain

In millions of euros	period ended 31 December
	2014	2013	2013	14/13	14/13
		comparable basis	historical basis	comparable basis	historical basis
Revenues	3,876	4,052	4,052	(4.4)%	(4.4)%
Restated EBITDA	958	1,039	1,038	(7.8)%	(7.8)%
Restated EBITDA / Revenues	24.7%	25.6%	25.6%	0	0
CAPEX	585	562	562	4.1%	4.1%
CAPEX / Revenues	15.1%	13.9%	13.9%

Revenues in Spain were nearly stable in the 4th quarter of 2014, down 0.5% excluding the impact of regulatory measures, after declining 5.0% in the 3rd quarter. The improvement was due to the mobile services in the first instance, while mobile equipment sales climbed 11.7% after dropping 2.8% in the 3rd quarter.

The mobile services trend improved for the second consecutive month, with the decline reduced to 7.3% in the 4th quarter excluding the impact of regulatory measures, after declines of 10.2% in the 3rd quarter and 12.4% in the 1st half. The re-pricing and commercial repositioning (with the SIM-only offers and Canguro convergent offers), which strongly impacted revenues in the preceding quarters, is now well advanced. In particular, SIM-only offers represented 86% of the consumer contracts at 31 December 2014, versus 48% one year earlier. In all, contracts (9.399 million customers at 31 December 2014) grew 5.1%, an increase of 455,000 net sales year on year.

The growth in fixed services remained very strong in the 4th quarter (+13.2%), led by the strong growth in fixed broadband services (+16.3%). The number of fixed broadband subscribers (1.965 million customers at 31 December 2014) rose 16.1% in one year, led by the success of the Canguro convergent offers, which represented 79% of the fixed broadband customer base at 31 December 2014 versus 67% one year earlier. The fixed broadband customer base included 53,000 fibre subscribers at 31 December 2014.

Restated EBITDA in Spain (958 million euros in 2014) was down 7.8%. Efforts to reduce the cost base offset more than half of the decline in revenues. The cost reduction was related to both indirect costs (in particular spending on advertising and promotion, and network expenses) and direct costs (commercial costs and interconnection costs). The restated EBITDA ratio (24.7%) was down 0.9 percentage points compared with 2013.

CAPEX in Spain (585 million euros in 2014) was up 4.1%. The ratio of CAPEX to revenues was 15.1%, versus 13.9% in 2013, led by investments in 4G and fibre. At 31 December 2014, 4G covered 70% of the population versus 30% one year earlier. At the same time, deployment of fibre in partnership with Vodafone continued, with 830,000 households with connectivity at 31 December 2014.

Poland

In millions of euros	period ended 31 December
	2014	2013	2013	14/13	14/13
		comparable basis	historical basis	comparable basis	historical basis
Revenues	2,918	3,055	3,079	(4.5)%	(5.2)%
Restated EBITDA	921	964	972	(4.5)%	(5.3)%
Restated EBITDA / Revenues	31.6%	31.6%	31.6%	0	0
CAPEX	418	455	457	(8.1)%	(8.4)%
CAPEX / Revenues	14.3%	14.9%	14.8%

Revenues in Poland were stable in the 4th quarter of 2014 (-0.1%) after declining 2.8% in the 3rd quarter, excluding the impact of regulatory measures. This improvement relates mainly to the increase in mobile equipment sales generated by the development of the instalment payment plan and higher revenues from ICT equipment sales for enterprises and from infrastructure projects carried out jointly with local governments.

Mobile services, marked by price reductions and the growth of SIM-only offers, declined 4.3% in the 4th quarter after declining 4.8% in the 3rd quarter (excluding the impact of regulatory measures). Nevertheless, commercial momentum remained very strong, particularly in the contract customer base, which was up 6.3% year on year, representing 457,000 net additions, including 146,000 in the 4th quarter. The Orange Open convergent offers in particular were up sharply (+88% year on year), with 539,000 customers at 31 December 2014. The number of 4G users at that date had doubled over the previous three months to 613,000. Overall, the mobile customer base at 31 December 2014 had increased 2.0% year on year.

Fixed services were down 9.5% in the 4th quarter of 2014, excluding the impact of regulatory measures. Traditional telephony continued its downward trend (-13.7%), while fixed broadband revenues declined 2.8%, reflecting the change in the customer base (-2.6% at 31 December 2014 year on year). The fixed broadband ARPU remained stable in relation to the preceding quarters, supported by the rapid growth of very high-speed VDSL offers (+150% year one year), representing 8% of the xDSL broadband customer base at 31 December 2014.

Restated EBITDA in Poland (921 million euros in 2014) decreased 4.5% on a comparable basis. The restated EBITDA ratio (+31.6%) remained stable in relation to 2013, thanks to important and continuing efforts to reduce all indirect costs (overheads, property expenses, network expenses, labour expenses and advertising expenses) and direct costs, notably commercial costs. In all, cost reductions offset 69% of the decrease in revenues.

CAPEX in Poland (418 million euros in 2014) was down 8.1% on a comparable basis with the completion of the 3G network sharing programme with T-Mobile in the 3rd quarter (10,000 sites shared at 31 December 2014). Investments in 4G continued, with 4,990 active sites (shared with T-Mobile) covering 61% of the population at 31 December 2014.

Rest of World

In millions of euros	period ended 31 December
	2014	2013	2013	14/13	14/13
		comparable basis	historical basis	comparable basis	historical basis
Revenues	7,374	7,368	7,792	0.1%	(5.4)%
Restated EBITDA	2,326	2,312	2,456	0.6%	(5.3)%
Restated EBITDA / Revenues	31.5%	31.4%	31.5%	0	0
CAPEX	1,222	1,100	1,163	11.2%	5.1%
CAPEX / Revenues	16.6%	14.9%	14.9%

Revenues in the Rest of World segment rose 1.7% in the 4th quarter of 2014 after declining 0.4% in the 3rd quarter, on a comparable basis. Excluding the impact of regulatory measures, revenues increased 3.8% in the 4th quarter after rising 2.2% in the 3rd quarter.

In Africa and the Middle East, revenue growth was very strong at +7.9% in the 4th quarter after rising 6.4% in the 3rd quarter (excluding the impact of regulatory measures), led by the strong growth of the mobile customer base, which had 97.5 million customers at 31 December 2014 with 10.4 million net additions year on year (+11.9%) on a comparable basis. Mali, Côte d’Ivoire, Guinea and the Congo were the principal contributors. Orange Money had 12.6 million customers at 31 December 2014, an increase of 51% year on year.

In Europe, the improving revenue trend observed since the beginning of the year continued, with a decrease limited to 2.3% in the 4th quarter of 2014 after a decline of 2.9% in the 3rd quarter and 7.0% in the 1st half (excluding the impact of regulatory measures). In Belgium, mobile services increased slightly in the 4th quarter (+0.6%) after a decline of 4.0% in the 3rd quarter and 10.8% in the 1st half linked to the major rate overhauls of 2013. This favourable trend was offset in the 4th quarter by the reduction in mobile equipment sales. In Slovakia, revenue growth returned in the 4th quarter (+1.6%) after declining 0.1% in the 3rd quarter and 5.4% in the 1st half. In Romania, the growth of the previous quarters continued (+4.5% in the 4th quarter). The contract customer base, which represented 54% of the total mobile customer base in Europe at 31 December 2014, was up 4.9% year on year, led primarily by Romania, Belgium and Slovakia.

Restated EBITDA in the Rest of World segment (2.326 billion euros in 2014) was up 0.6% on a comparable basis (+2.9% excluding the impact of regulatory measures), and the restated EBITDA ratio (31.5%) improved by 0.2 percentage points in relation to 2013. The cost base decreased slightly compared to 2013 (-0.2% on a comparable basis): the reduction in direct costs (interconnection costs and commercial costs) offset the increase in indirect costs related to increased taxes in some countries in Africa and the Middle East and in Belgium.

CAPEX in the Rest of World segment (1.222 billion euros in 2014) rose significantly (+11.2% on a comparable basis) and in Europe was related to the acceleration of 4G mobile investments in Belgium, Romania, Slovakia and Moldova, while in Africa and the Middle East, spending on mobile networks increased, most notably in Egypt, Cameroon, Guinea and Niger, to support the rapid growth of uses.

Enterprise

In millions of euros	period ended 31 December
	2014	2013	2013	14/13	14/13
		comparable basis	historical basis	comparable basis	historical basis
Revenues	6,299	6,448	6,513	(2.3)%	(3.3)%
Restated EBITDA	990	1,045	1,033	(5.3)%	(4.1)%
Restated EBITDA / Revenues	15.7%	16.2%	15.9%
CAPEX	325	308	311	5.3%	4.4%
CAPEX / Revenues	5.2%	4.8%	4.8%

Revenues in the Enterprise segment were down 2.2% in the 4th quarter due to the downward trend of legacy voice and data services, while IT and integration services continued to grow (+2.6%), led by cloud computing and security solutions, which rose 11% and 37% respectively in the 4th quarter. At the same time, unified communication and collaborative services increased 0.4%.

Data services declined 2.9% in the 4th quarter. The downturn in legacy data services continued, while IPVPN recorded a modest decline of 0.6%. The 0.9% growth year on year in the number of IPVPN subscribers partially offset price pressures.

Voice services were down 6.5% in the 4th quarter, after declining 7.4% in the first nine months of the year. The slowing of the decline reflects the trend in legacy fixed telephony. Voice over IP continued its steady progression (+4.5% in the 4th quarter).

Restated EBITDA for the Enterprise segment (990 million euros in 2014) was down 5.3% on a comparable basis. The restated EBITDA ratio was 15.7%, with the erosion limited to -0.5 percentage points compared with 2013. The significant reduction in operating costs (notably overheads, IT expenses and interconnection costs) offset 63% of the decrease in revenues.

CAPEX in the Enterprise segment (325 million euros in 2014) was up 5.3% on a comparable basis, principally related to equipment installed at customers’ sites.

International Carriers and Shared Services

In millions of euros	period ended 31 December
	2014	2013	2013	14/13	14/13
		comparable basis	historical basis	comparable basis	historical basis
Revenues	1,814	1,770	1,702	2.5%	6.6%
Restated EBITDA	4	31	19	-	-
Restated EBITDA / Revenues	0.2%	1.7%	1.1%	0	0
CAPEX	287	301	305	(4.9)%	(6.1)%
CAPEX / Revenues	15.8%	17.0%	17.9%

Revenues in the International Carriers and Shared Services segment (1.814 billion euros in 2014) increased 2.5% on a comparable basis, reflecting the growth of services to international carriers and content services (Dailymotion and OCS).

Restated EBITDA was 4 million euros in 2014 versus 31 million euros in 2013 on a comparable basis. The reduction in the costs of shared services was offset by the reduction in re-billing to other business segments.

CAPEX (287 million euros in 2014) was down 4.9% on a comparable basis. Orange Marine strengthened its leadership position in the laying and repair of undersea cables with the new cable-laying ship, the Pierre de Fermat, which went into service in November 2014 and will also offer its services for the development of renewable marine energy in Europe.

schedule of upcoming events

  17 March 2015: investors and press event

  28 April 2015: 1st quarter 2015 results

contacts

press: +33 1 44 44 93 93 Jean-Bernard Orsoni jeanbernard.orsoni@orange.com Tom Wright tom.wright@orange.com Olivier Emberger olivier.emberger@orange.com Caroline Simeoni caroline.simeoni@orange.com financial communications: +33 1 44 44 04 32

(analysts and investors)

Patrice Lambert-de Diesbach
p.lambert@orange.com

Corentin Maigné
corentin.maigne@orange.com

Constance Gest
constance.gest@orange.com

Luca Gaballo
luca.gaballo@orange.com

Caroline Maury
caroline.maury@orange.com

Didier Kohn
didier.kohn@orange.com

All press releases are available on the Group’s websites:

www.orange.com ; www.orange.es ; www.ee.co.uk ; www.orange-ir.pl ; www.orange-business.com disclaimer

This press release contains forward-looking statements about Orange. Although we believe these statements are based on reasonable assumptions, they are subject to numerous risks and uncertainties, including matters not yet known to us or not currently considered material by us, and there can be no assurance that anticipated events will occur or that the objectives set out will actually be achieved. Important factors that could cause actual results to differ from the results anticipated in the forward-looking statements include, among others: the success of Orange’s strategy, particularly with respect to customer relation when facing competition with OTT players, Orange’s ability to withstand intense competition in mature markets, its ability to capture growth opportunities in new markets and the risks specific to those markets, the poor economic conditions prevailing in particular in France and in Europe and in certain other markets in which Orange operates, the effectiveness of Orange’s action plans for human resources, and the success of Orange’s other strategic, operational and financial initiatives, risks related to information and communications technology systems generally, in particular technical failures of networks, fiscal and regulatory constraints and changes, and the results of litigation regarding regulations, competition and other matters, the success of Orange's French and international investments, joint ventures and strategic partnerships in situations in which it may or may not have control of the enterprise, and in countries presenting additional risk, Orange's credit ratings, its ability to access capital markets and the state of capital markets in general, exchange rate or interest rate fluctuations, and asset impairments. More detailed information on the potential risks that could affect our financial results will be found in the Registration Document filed with the French Autorité des Marchés Financiers (AMF) on April 29, 2014 and in the annual report on Form 20-F to be filed with the U.S. Securities and Exchange Commission on April 30, 2014. Forward-looking statements speak only as of the date they are made. Other than as required by law (in particular pursuant to sections 223-1 and seq. of the General Regulations of the AMF), Orange does not undertake any obligation to update them in light of new information or future developments.

appendix 1: consolidated income statement

(in millions of euros, except for per share data)	2014	2013	2012
Revenues	39,445	40,981	43,515
External purchases	(17,251)	(17,965)	(19,100)
Other operating income	674	687	900
Other operating expense	(856)	(508)	(721)
Labour expenses	(9,066)	(9,019)	(10,363)
Operating taxes and levies	(1,795)	(1,717)	(1,857)
Gains (losses) on disposal	430	119	158
Restructuring costs and similar items	(469)	(343)	(37)
EBITDA	11,112	12,235	12,495
Depreciation and amortization	(6,038)	(6,052)	(6,329)
Impairment of goodwill	(229)	(512)	(1,732)
Impairment of fixed assets	(59)	(124)	(109)
Share of profits (losses) of associates and joint ventures	(215)	(214)	(145)
Operating income	4,571	5,333	4,180
Cost of gross financial debt	(1,653)	(1,746)	(1,769)
Gains (losses) on assets contributing to net financial debt	62	59	101
Foreign exchange gains (losses)	22	(18)	(28)
Other financial income (expenses)	(69)	(45)	(32)
Finance costs, net	(1,638)	(1,750)	(1,728)
Income tax	(1,573)	(1,405)	(1,231)
Consolidated net income after tax of continuing operations	1,360	2,178	1,221
Consolidated net income after tax from discontinued operations (EE)	(135)	(45)	(117)
Consolidated net income after tax	1,225	2,133	1,104
Net income attributable to owners of the parent	925	1,873	820
Non-controlling interests	300	260	284

Earnings per share (in euros) attributable to owners of the parent
Net income from continuing operations
•	Basic	0.36	0.73	0.36
•	Diluted	0.36	0.73	0.35
Net income from discontinued operations
•	Basic	(0.05)	(0.02)	(0.05)
•	Diluted	(0.05)	(0.02)	(0.04)
Net income
•	Basic	0.31	0.71	0.31
•	Diluted	0.31	0.71	0.31

appendix 2: consolidated statement of financial position

(in millions of euros)	31 December 2014	31 December 2013	31 December 2012
ASSETS
Goodwill	24,784	24,988	25,773
Other Intangible assets	11,811	11,744	11,818
Property, plant and equipment	23,314	23,157	23,662
Interests in associates and joint ventures	603	6,525	7,431
Non-current financial assets	4,232	1,963	1,160
Non-current derivatives assets	579	57	289
Other non-current assets	76	66	126
Deferred tax assets	2,817	3,251	3,594
Total non-current assets	68,216	71,751	73,853
Inventories	709	637	586
Trade receivables	4,612	4,360	4,635
Current financial assets	245	209	214
Current derivatives assets	48	143	11
Other current assets	677	769	670
Operating taxes and levies receivables	890	924	1,193
Current tax assets	132	110	109
Prepaid expenses	392	377	388
Cash and cash equivalent	6,758	5,916	8,321
Total current assets	14,463	13,445	16,127
Assets held for sale (1)	5,725	637	-
TOTAL ASSETS	88,404	85,833	89,980
EQUITY AND LIABILITIES
Share capital	10,596	10,596	10,596
Additional paid-in capital	16,790	16,790	16,790
Retained earnings (2)	2,173	(3,037)	(3,080)
Equity attributable to the owners of the parent	29,559	24,349	24,306
Non-controlling interest	2,142	1,985	2,078
Total equity	31,701	26,334	26,384
Non-current financial liabilities	29,482	30,319	31,903
Non-current derivatives liabilities	721	1,259	778
Non-current fixed assets payable	564	349	337
Non-current employee benefits	3,239	2,924	2,989
Non-current provisions for dismantling	712	687	686
Non-current restructuring provisions	336	155	98
Other non-current liabilities	677	696	786
Deferred tax liabilities	957	954	1,102
Total non-current liabilities	36,688	37,343	38,679
Current financial liabilities	4,891	7,162	7,366
Current derivatives liabilities	169	106	81
Current fixed assets payable	1,791	1,922	2,036
Trade payables	5,775	5,618	5,661
Current employee benefits	1,984	2,009	1,948
Current provisions for dismantling	21	23	23
Current restructuring provisions	162	157	55
Other current liabilities	1,294	1,288	1,280
Operating taxes and levies payables	1,288	1,200	1,475
Current tax payables	684	592	2,794
Deferred income	1,956	1,974	2,198
Total current liabilities	20,015	22,051	24,917
Liabilities related to assets held for sale (1)	-	105	-
TOTAL EQUITY AND LIABILITIES	88,404	85,833	89,980

(1) EE in 2014 and Orange Dominicana in 2013 (2) includes subordinated notes.

appendix 3: consolidated statement of cash flow

(in millions of euros)	2014	2013	2012
OPERATING ACTIVITIES
Consolidated net income	1,225	2,133	1,104
Adjustments to reconcile net income (loss) to funds generated from operations	11,671	11,795	13,880
Changes in working capital requirements	(236)	(110)	(620)
Other net cash out	(3,858)	(6,559)	(4,348)
Net cash provided by operating activities (a)	8,802	7,259	10,016
o/w discontinued operations (EE)	468	414	602
INVESTING ACTIVITIES
Purchases (sales) of property, plant and equipment and intangible assets	(5,939)	(5,997)	(6,844)
Cash paid for investment securities, net of cash acquired	(44)	(69)	(49)
Investments in associates and joint ventures, net of cash acquired	(4)	(2)	(45)
Purchases of equity securities measured at fair value	(7)	(18)	(24)
Proceeds from sales of Orange Dominicana, net of cash transferred	771	-	-
Proceeds from sales of Orange Suisse, net of cash transferred	-	-	1,386
Other proceeds from sales of investment securities, net of cash transferred	305	76	24
Purchase of monetary financial securities in connection with the offer on Jazztel*	(1 400)	-	-
Decrease (increase) in securities and other financial assets	(34)	(34)	842
Net cash used in investing activities (b)	(6,352)	(6,044)	(4,710)
o/w discontinued operations (EE)	-	-	228
FINANCING ACTIVITIES
Long-term debt issuances	1,460	3,209	2,769
Long-term debt redemptions and repayments	(5,101)	(4,001)	(3,139)
Increase (decrease) of bank overdrafts and short-term borrowings	(892)	(151)	1,001
Decrease (increase) of deposits and other debt-linked financial assets	602	(751)	(178)
Exchange rates effects on derivatives, net	91	(135)	271
Subordinated notes issuance, net of premium and fees	5,715	-	-
Proceeds (purchases) from treasury shares	55	(24)	(94)
Proceeds from treasury shares - Employee shareholding plan (Cap'Orange)	70	-	-
Purchase of ownership interests in Egypt with no gain of control	-	-	(1,489)
Others changes in ownership interests with no gain / loss of control	(14)	(11)	-
Capital increase (decrease) - owners of the parent company	-	-	-
Capital increase (decrease) - non-controlling interests	-	-	2
Dividends paid to owners of the parent company	(1,846)	(1,314)	(3,632)
Dividends paid to non-controlling interests	(294)	(359)	(583)
Net cash used in financing activities (c)	(154)	(3,537)	(5,072)
o/w discontinued operations (EE)	2	(195)	280
Net change in cash and cash equivalents (a) + (b) + (c)	2,296	(2,322)	234
NET CHANGE IN CASH AND CASH EQUIVALENTS
Cash and cash equivalents - opening balance	5,934	8,321	8,061
o/w cash and cash equivalents	5,916	8,321	8,044
o/w discontinued operations	18	-	17
Cash change in cash and cash equivalents	2,296	(2,322)	234
Non-cash change in cash and cash equivalents	(1,472)	(65)	26
Pledged monetary financial securities in connection with the offer on Jazztel*	(1,501)	-	-
Effect of exchange rates changes on cash & cash equivalents & other non-monetary effects	29	(65)	26
Cash and cash equivalents - closing balance	6,758	5,934	8,321
o/w cash and cash equivalents	6,758	5,916	8,321
o/w discontinued operations	-	18	-

* In connection with the offer on Jazztel, the Group pledged monetary financial securities for 2.9 billion euros, of which 1.4 billion euros was negotiable debt securities and 1.5 billion euros was UCITS, respectively disclosed initially in non-current financial assets and in cash and cash equivalents. This operation does not impact the statement of cash flow: the transfer of UCITS into non-current financial assets is disclosed within non-cash change in cash and cash equivalents.

appendix 4: change in net financial debt from 2013 to 2014

(in millions of euros, on an historical basis)	31 December 2013	31 December 2014
Restated EBITDA- CAPEX	7,019	6,554
Licences and spectrum	(449)	(294)
Net interest expense cash out and dividends received	(1,566)	(1,363)	(1)
Income taxes cash out	(3,287)	(758)
Change in working capital requirements	(110)	(236)	(2)
Other operational items	(344)	(1,041)	(3)
Dividends paid to owners of parent company	(1,314)	(1,846)	(4)
Dividends paid to non-controlling interests	(359)	(294)
Purchase/Disposal of own shares	(24)	125
Acquisitions and disposal	(27)	1,007	(5)
Hybrid bonds issuances	-	5,715	(6)
Escrow in the context of the acquisition of Jazztel	-	(2,901)
Other financial items	280	(32)
Variation in net debt	(181)	4,636
Net financial debt	(30,726)	(26,090)
Restated ratio of net financial debt / EBITDA*	2.37x	2.09x

  Decreased financial expenses paid in 2014 compared with 2013 due to debt reduction and to the lower cost of debt; increase in the dividend paid by EE.

  Change in WCR related mainly to increased receivables generated by handset sales under the instalment plan.

  Other operating items: include restatements of EBITDA (1.078 billion euros in 2014 versus 414 million euros in 2013).

  In 2014: balance of 2013 dividend paid on 5 June 2014 (0.50 euros per share) and payment of the interim 2014 dividend (0.20 euros per share paid on 9 December 2014).

  Disposal of Orange Dominicana and Wirtualna Polska in 2014; income from the disposal of Sonaecom received in 2014.

  Hybrid bond issues (subordinated notes): in February 2014 in the net amount of 2.7 billion euros and in October 2014 in the net amount of 3.0 billion euros in connection with the public offer for Jazztel.

  *The restated ratio of net financial debt to EBITDA is calculated as a ratio of net financial debt, including 50% of the net financial debt of the EE joint venture in the United Kingdom, to restated EBITDA calculated for the 12 previous months and including 50% of the EBITDA of the EE joint venture in the United Kingdom, excluding restructuring costs of 336 million pounds sterling (at 100%) in 2014 related to the partner Phones 4u distribution network after it went into receivership.

appendix 5: analysis of restated consolidated EBITDA

In millions of euros	2014	2013 comparable basis	change comparable basis (in %)
Full-year data
Revenues	39,445	40,469	(2.5)%
External purchases	(17,251)	(17,727)	(2.7)%
as % of revenues	43.7%	43.8%	(0.1) pt
of which:
Interconnection costs	(4,743)	(4,853)	(2.3)%
as % of revenues	12.0%	12.0%	0.0 pt
Other network and IT expenses	(2,830)	(2,854)	(0.8)%
as % of revenues	7.2%	7.1%	0.1 pt
Property, overheads, other expenses and capitalized costs	(3,179)	(3,223)	(1.4)%
as % of revenues	8.1%	8.0%	0.1 pt
Commercial expenses and content costs	(6,499)	(6,797)	(4.4)%
as % of revenues	16.5%	16.8%	(0.3) pt
Labour expenses*	(8,500)	(8,755)	(2.9)%
as % of revenues	21.6%	21.6%	(0.1) pt
Other operating income and expenses*	(1,546)	(1,484)	4.2%
Gains (losses) on disposals of assets*	73	38	-
Restructuring costs*	(30)	(35)	-
Restated EBITDA*	12,190	12,507	(2.5)%
as % of revenues	30.9%	30.9%	(0.0) pt

* EBITDA restatements relate to the following exceptional events:

In 2014:

  -an expense in the amount of 565 million euros related to the Part Time for Seniors plan in France and other items related to labour expenses;

  -a restructuring expense in the amount of 438 million euros;

  -a net expense for various disputes in the amount of 432 million euros related to the total settlement of certain disputes in France and at the Group level;

  -income from asset disposals in the amount of 280 million euros related to the disposal of Orange Dominicana in the Dominican Republic;

  -income from asset disposals in the amount of 71 million euros related to the disposal of Wirtualna Polska in Poland;

  -income from asset disposals in the amount of 41 million euros related to the disposal of Bull shares;

  -a loss from asset disposals in the amount of 35 million euros related to the review of the asset portfolio in Eastern Africa.

In 2013:

  -a restructuring expense in the amount of 299 million euros;

  -an expense in the amount of 155 million euros related to the Part Time for Seniors plan in France and other items related to labour expenses;

  -a net expense for various disputes in the amount of 33 million euros.

In millions of euros	2014	2013 comparable basis	change omparable basis (in %)
4rth quarter
Revenues	10,049	10,114	(0.6)%
External purchases	(4,725)	(4,691)	0.7%
as % of revenues	47.0%	46.4%	0.6 pt
of which:
Interconnection costs	(1,224)	(1,177)	4.0%
as % of revenues	12.2%	11.6%	0.5 pt
Other network and IT expenses	(748)	(760)	(1.5)%
as % of revenues	7.4%	7.5%	(0.1) pt
Property, overheads, other expenses and capitalized costs	(800)	(834)	(4.0)%
as % of revenues	8.0%	8.2%	(0.3) pt
Commercial expenses and content costs	(1,952)	(1,920)	1.7%
as % of revenues	19.4%	19.0%	0.4 pt
Labour expenses*	(2,123)	(2,183)	(2.7)%
as % of revenues	21.1%	21.6%	(0.5) pt
Other operating income and expenses*	(393)	(414)	(5.1)%
Gains (losses) on disposals of assets*	15	7	-
Restructuring costs*	(17)	(9)	-
Restated EBITDA*	2,805	2,824	(0.7)%
as % of revenues	27.9%	27.9%	(0.0) pt

* EBITDA restatements relate to the following exceptional events:

4th quarter 2014:

  -a restructuring expense in the amount of 362 million euros;

  -an expense in the amount of 343 million euros related to the Part Time for Seniors plan in France and other items related to labour expenses;

  -a net expense for various disputes in the amount of 99 million euros;

  -a loss from asset disposals in the amount of 36 million euros, mainly related to the review of the asset portfolio in Eastern Africa.

4th quarter 2013:

  -a restructuring expense in the amount of 295 million euros;

  -a net expense for various disputes in the amount of 50 million euros;

  -an expense in the amount of 40 million euros related to the Part Time for Seniors plan in France and other items related to labour expenses.

appendix 6: revenues by operating segment

In millions of euros	2014	2013 comparable basis	2013 historical basis	change comparable basis (in %)	change historical basis (in %)
Full year data
France	19,304	20,008	20,018	(3.5)%	(3.6)%
Mobile services	7,675	8,348	8,348	(8.1)%	(8.1)%
Mobile equipment sales	601	538	538	11.6%	11.6%
Fixed services	10,535	10,613	10,613	(0.7)%	(0.7)%
Fixed services retail	6,592	6,923	6,923	(4.8)%	(4.8)%
Fixed wholesale	3,943	3,690	3,690	6.9%	6.9%
Other revenues	493	509	519	(2.9)%	(4.8)%
Spain	3,876	4,052	4,052	(4.4)%	(4.4)%
Mobile services	2,447	2,843	2,843	(13.9)%	(13.9)%
Mobile equipment sales	489	354	354	38.2%	38.2%
Fixed services	933	842	842	10.8%	10.8%
Other revenues	7	13	13	(49.8)%	(49.8)%
Poland	2,918	3,055	3,079	(4.5)%	(5.2)%
Mobile services	1,365	1,460	1,456	(6.5)%	(6.2)%
Mobile equipment sales	102	36	35	186.9%	187.8%
Fixed services	1,319	1,448	1,443	(8.9)%	(8.6)%
Other revenues	132	111	145	17.7%	(8.9)%
Rest of World	7,374	7,368	7,792	0.1%	(5.4)%
Enterprise	6,299	6,448	6,513	(2.3)%	(3.3)%
Voice services	1,613	1,738	1,748	(7.2)%	(7.7)%
Data services	2,900	3,007	3,018	(3.6)%	(3.9)%
IT and integration services	1,786	1,703	1,747	4.9%	2.2%
International Carriers and Shared Services	1,814	1,770	1,702	2.5%	6.6%
International Carriers	1,523	1,497	1,423	1.8%	7.1%
Shared services	291	273	279	6.5%	4.3%
Inter-segment eliminations	(2,140)	(2,232)	(2,175)	-	-
Group total	39,445	40,469	40,981	(2.5)%	(3.7)%

4rth quarter
France	4,865	4,951	4,954	(1.8)%	(1.8)%
Mobile services	1,873	1,980	1,980	(5.4)%	(5.4)%
Mobile equipment sales	230	184	184	24.7%	24.7%
Fixed services	2,631	2,654	2,654	(0.9)%	(0.9)%
Fixed services retail	1,625	1,711	1,711	(5.0)%	(5.0)%
Fixed wholesale	1,006	943	943	6.7%	6.7%
Other revenues	131	133	136	(1.8)%	(3.7)%
Spain	979	992	992	(1.2)%	(1.2)%
Mobile services	597	651	651	(8.3)%	(8.3)%
Mobile equipment sales	137	123	123	11.7%	11.7%
Fixed services	244	215	215	13.2%	13.2%
Other revenues	1	2	2	(36.2)%	(36.2)%
Poland	733	739	755	(0.8)%	(2.9)%
Mobile services	331	350	352	(5.3)%	(6.0)%
Mobile equipment sales	35	10	10	259.9%	257.9%
Fixed services	318	354	356	(10.0)%	(10.5)%
Other revenues	49	26	37	88.5%	32.4%
Rest of World	1,905	1,874	1,971	1.7%	(3.4)%
Enterprise	1,635	1,672	1,658	(2.2)%	(1.4)%
Voice services	398	426	427	(6.5)%	(6.8)%
Data services	735	757	748	(2.9)%	(1.8)%
IT and integration services	502	489	482	2.6%	4.1%
International Carriers and Shared Services	474	441	428	7.4%	10.6%
International Carriers	390	372	354	5.0%	10.3%
Shared services	84	70	74	20.1%	12.3%
Inter-segments eliminations	(543)	(555)	(542)	-	-
Group total	10,049	10,114	10,216	(0.6)%	(1.6)%

appendix 7: key performance indicators

	31 December 2014	31 December 2013
Orange Group
Total number of customers* (millions)	244.161	237.254
Mobile customers* (millions)	185.327	178.376
- of which contract customers (millions)	65.235	61.604
Fixed broadband customers (millions)	16.014	15.469
- of which IPTV and satellite TV customers (millions)	7.190	6.514
France
Mobile services
Number of customers* (millions)	27.087	26.901
- of which contract customers (millions)	21.961	20.750
Total ARPU (euros)	22.8	24.6
Fixed services
Number of fixed consumer lines (millions)	16.577	17.126
Number of broadband customers (millions)	10.354	10.108
Broadband market share at end of period (%)	39.9 **	40.5
Broadband ARPU (euros)	33.3	33.8
Number of wholesale lines (millions)	13.771	13.161
Spain
Mobile services
Number of customers* (millions)	12.613	12.377
- of which contract customers (millions)	9.399	8.945
Total ARPU (euros)	15.3	18.8
Fixed services
Number of broadband customers (millions)	1.965	1.693
Broadband ARPU (euros)	30.0	31.8
Poland
Mobile services
Number of customers* (millions)	15.629	15.325
- of which contract customers (millions)	7.679	7.221
Total ARPU (PLN)	31.5	34.5
Fixed services
Number of fixed lines (millions)	5.710	6.214
Number of broadband customers (millions)	2.241	2.301
Broadband ARPU (PLN)	60.4	60.3

* Excluding customers of MVNOs ** Company estimate.

	31 December 2014	31 December 2013
Rest of World
Mobile services
Total number of customers* (millions)	117.760	111.386
- of which contract customers (millions)	18.746	17.513
Mobile customers by region (millions)
- Europe	20.266	19.965
- Africa and the Middle East	97.494	88.010
- Other operations**	-	3.412
Fixed services
Total number of telephone lines (thousands)	1,405	1,561
Number of broadband customers (thousands)	1,038	1,004
Enterprise
France
Number of legacy telephone lines (thousands)	3,161	3,355
Number of IP-VPN accesses (thousands)	294	292
Number of XoIP connections (thousands)	87	72
World
Total number of IP-VPN accesses worldwide (thousands)	345	342
EE (United Kingdom) ***
Mobile services
Number of customers* (millions)	24.476	24.774
- of which contract customers (millions)	14.901	14.350
Total ARPU (£/month, based on quarterly revenues)	19.2	19.2
Fixed services
Number of broadband customers (thousands)	834	726

* Excluding customers of MVNOs. ** Disposal of Orange Dominicana on 9 April 2014. *** The EE customer bases are 50% consolidated in the Orange Group customer bases.

appendix 8: glossary

Key figures

comparable basis: data based on comparable accounting principles, scope of consolidation and exchange rates are presented for previous periods. The transition from data on an historical basis to data on a comparable basis consists of keeping the results for the period ended and then restating the results for the corresponding period of the preceding year for the purpose of presenting, over comparable periods, financial data with comparable accounting principles, scope of consolidation and exchange rates. The method used is to apply to the data of the corresponding period of the preceding year, the accounting principles and scope of consolidation for the period just ended as well as the average exchange rate used for the income statement for the period ended.

EBITDA: Earnings Before Interest, Taxes, Depreciation and Amortisation. This indicator corresponds to operating income before depreciation and amortisation, before revaluation related to acquisitions of controlling interests, before reversal of currency translation reserves of liquidated entities, before impairment of goodwill and assets, and before income from associates. EBITDA is not a financial performance indicator as defined by IFRS standards and is not directly comparable to indicators referenced by the same name in other companies.

CAPEX: capital expenditure on tangible and intangible assets excluding telecommunication licences and investments through finance leases.

average number of employees (full time equivalents): average number of active employees on the last day of the period, prorated for their work time, including both permanent contracts and fixed-term contracts.

Mobile services

revenues from mobile services: include revenues generated by incoming and outgoing calls (voice, SMS and data services), network access fees, added-value services, machine to machine, roaming revenues from customers of other networks (national and international roaming), revenues with mobile virtual network operators (MVNO) and revenues from network sharing.

mobile ARPU: the annual average revenues per user (ARPU) are calculated by dividing the revenues from incoming and outgoing calls (voice, SMS and data services), network access fees, added-value services and visitor roaming over the past twelve months, by the weighted average number of customers over the same period, excluding "machine to machine" customers. The weighted average number of customers is the average of the monthly averages during the period in question. The monthly average is the arithmetic mean of the number of customers at the start and end of the month. Mobile ARPU is expressed as monthly revenues per customer.

roaming: use of a mobile service on the network of an operator other than that of the subscriber.

MVNO: Mobile Virtual Network Operator. These are operators that do not have their own radio network and thus use the infrastructure of third-party networks.

Fixed services

revenues from fixed services: include traditional fixed telephony, fixed broadband services, enterprise solutions and networks7 and carrier services (notably national and international interconnections, unbundling and wholesale telephone line rentals).

fixed broadband ARPU (ADSL, FTTH, VDSL, satellite and WiMAX): the average revenues per user (ARPU) of broadband services per year are calculated by dividing the revenues generated by consumer broadband services over the past twelve months by the weighted average number of accesses over the same period. The weighted average number of accesses is the average of the monthly averages during the period in question. The monthly average is the arithmetic mean of the number of accesses at the start and end of the month. Fixed broadband ARPU is expressed as monthly revenues per access.

7 With the exception of France, where entreprise solutions and networks are listed under the Enterprise business segment.

ORANGE

Date: February 18, 2015	By:	/S/ Patrice Lambert - de Diesbach
	Name:	Patrice Lambert - de Diesbach
	Title:	Senior VP, Head of Investor Relations